UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated April 8, 2019

Item 1

Millicom’s subsidiary Telefónica Celular del Paraguay S.A. announces the issuance of US$300 million of its 5.875% senior unsecured notes due 2027 and the settlement of its tender offer relating to its 6.750% senior unsecured notes due 2022

Luxembourg, April 8, 2019 –Millicom’s wholly-owned subsidiary Telefónica Celular del Paraguay S.A., (“the “Company”) announced the completion of its offering of US$300 million senior unsecured notes due 2027 (“Notes due 2027”). The Notes were sold within the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

The Company intends to use the net proceeds from the offering of the Notes due 2027 to fund the concurrent cash tender offer (the “Tender Offer”) for any and all of the US$300 million outstanding aggregate principal amount of its 6.750% senior unsecured notes due 2022 (the “Senior Notes due 2022”) and to finance the redemption of any existing Senior Notes due 2022 that remain outstanding as of April 5, 2019.

According to information provided by the information and tender agent, US$243,904,000 principal amount of the Senior Notes due 2022 were validly tendered and not validly withdrawn at or prior to April 2, 2019, at 5:00 p.m., New York City time in response to the Tender Offer.

In addition, on April 5, 2019, the Company issued a notice of redemption to announce that pursuant to the terms of the indenture governing the Senior Notes due 2022, it will redeem any Senior Notes due 2022 that have not been tendered to the Company and accepted by the Company for payment and which remain outstanding as of April 5, 2019. The Company will redeem the Senior Notes due 2022 at a price of 102.250% of the aggregate principal amount outstanding, plus accrued and unpaid interest, if any, to the redemption date, May 6, 2019.

The Notes due 2027 were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Act”), or outside the United States, to persons other than “U.S. persons” in compliance with Regulation S under the Act. The Notes due 2027 have not been and will not be registered under the Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Act.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-looking statements

This press release contains forward-looking statements. Actual results may differ materially from those reflected in the forward-looking statements. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

For further information, please contact:

Press: Vivian Kobeh, Corporate Communications Director +1 305 476 7352 press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com +1 305 445 4156 Mauricio Pinzon, Investor Relations Manager Tel: +44 20 3249 2460 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 48 million customers, with a cable footprint of more than 10 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

About Telefónica Celular del Paraguay S.A.

Telefónica Celular del Paraguay S.A. is a wholly-owned subsidiary of Millicom International Cellular S.A. under the brand Tigo, which employs more than 5,000 people and is the leading provider of communications, information, entertainment and solutions services in Paraguay through the provision of mobile telephony, cable and broadband internet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: April 8, 2019